Exhibit 4.1

RESTRICTED STOCK AGREEMENT
NON-PLAN

   This Restricted Stock Agreement (this “Agreement”), entered into as of May 2, 2011, sets forth the terms and conditions of the restricted stock issued by Options Media Group Holdings, Inc., a Nevada corporation (the “Company”), to Scott Frohman (the “Recipient”).

 1.           Introduction. The Restricted Stock is not issued under any of the Company’s equity incentive plans.

                 2.          Issuance. The Recipient has been issued 7,000,000 shares of restricted common stock (“Restricted Stock”), upon conversion of the Recipient’s Series E Preferred Stock.  All certificates issued shall contain an appropriate restrictive legend.

 3.           Vesting/Forfeiture.

(a)           The shares of Restricted Stock are fully vested.

(b)           Notwithstanding any other provision of this Agreement, at the option of the Board of Directors or the Compensation Committee of the Company, all shares of Restricted Stock subject to this Agreement, shall be immediately forfeited in the event that any of the following events occur:

(1)           The Recipient purchases or sells securities of the Company in violation of the Company’s insider trading guidelines then in effect, if any;

(2)           The Recipient breaches any duty of confidentiality including that required by the Company’s insider trading guidelines then in effect, if any; or

(3)           The Recipient recruits Company personnel for another entity or business within 24 months following termination of employment.

 4.           Profits on the Sale of Certain Shares; Cancellation.  If any of the events specified in Section 3(b) of this Agreement occur within one year from the date the Recipient last performed services as an employee of the Company (the “Termination Date”) (or such longer period required by any written agreement), all profits earned from the Recipient’s sale of the Company’s securities during the two-year period commencing one year prior to the Termination Date shall be forfeited and forthwith paid by the Recipient to the Company.  Further, in such event, the Company may at its option cancel the shares of Restricted Stock issued under this Agreement.  The Company’s rights under this Section do not lapse one year from the Termination Date but are a contract right subject to any appropriate statutory limitation period.

 5.           Transfer.  No transfer of the Restricted Stock by the Recipient by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the letters testamentary or such other evidence as the Board of Directors may deem necessary to establish the authority of the state and the acceptance by the transferee or transferees of the terms and conditions of the Restricted Stock.

 6.           Notices and Addresses.  All notices, offers, acceptance and any other acts under this  Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar overnight next business day delivery, or by facsimile delivery followed by overnight next day delivery, as follows:

The Recipient:	Scott Frohman
_________
_________

The Company:	Options Media Group Holdings, Inc.
123 NW 13th Street, Ste. 300
Boca Raton, FL 33432
Facsimile: _____________
Attention: Keith St. Clair

with a copy to:	Michael D. Harris, Esq.
Harris Cramer LLP
3507 Kyoto Gardens Drive, Suite 320
Palm Beach Gardens, FL 33410
Facsimile: (561) 659-0701

or to such other address as either of them, by notice to the other may designate from time to time.  The transmission confirmation receipt from the sender’s facsimile machine shall be evidence of successful facsimile delivery.  Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

 7.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  The execution of this Agreement may be by actual or facsimile signature.

 8.           Attorney’s Fees.  In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to a reasonable attorney’s fee, costs and expenses.

 9.           Severability.  If any term or condition of this Agreement shall be invalid or unenforceable to any extent or in any application, then the remainder of this Agreement, and such term or condition except to such extent or in such application, shall not be affected hereby and each and every term and condition of this Agreement shall be valid and enforced to the fullest extent and in the broadest application permitted by law.

 10.         Entire Agreement.  This Agreement represents the entire agreement and understanding between the parties and supersedes all prior negotiations, understandings, representations (if any), and agreements made by and between the parties.  Each party specifically acknowledges, represents and warrants that they have not been induced to sign this Agreement.

                11.          Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of Nevada without regard to choice of law considerations.

                12.          Headings. The headings in this Agreement are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

13.          Taxes.  The Recipient agrees to pay to the Company all federal, state and local taxes of any kind required by law to be withheld and remitted by the Company on behalf of the Recipient with respect to the shares of Restricted Stock (the “Tax Obligations”). The Recipient may satisfy the Tax Obligations, in whole or in part, by (i) making a cash payment directly to the Company, or (ii) if the Tax Obligations arise from the vesting of the shares of Restricted Stock and not from a Section 83(b) election, electing to have the Company’s exclusive broker sell the requisite number of vested shares to satisfy the Tax Obligations.  If the Recipient does not make full payment to the Company to timely satisfy the Tax Obligations, the Company shall have the right to withhold from any payment of any kind otherwise due to the Recipient from the Company any amounts necessary to satisfy the Tax Obligations.

Signature Page Follows

 IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date aforesaid.

WITNESSES:	OPTIONS MEDIA GROUP HOLDINGS, INC.

	By:	/s/ Keith St. Clair
Keith St. Clair, Chairman

RECIPIENT

	By:	/s/ Scott Frohman
Scott Frohman

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